Exhibit 99.1

Abcam plc

Update on AIM Delisting

12 December 2022

CAMBRIDGE, UK – Abcam plc, AIM:ABC and Nasdaq: ABCM (“Abcam” or the ”Company”), a global leader in the supply of life science research tools, today provides a further update with respect to the cancellation of admission of its Ordinary Shares to trading on AIM (the “AIM Delisting”), as originally announced on 17 October 2022.

As previously announced, the last day of trading of the Company’s Ordinary Shares on AIM will be 13 December 2022 and the proposed AIM Delisting will be effective from 7.00 a.m. (London time) on 14 December 2022. Abcam will retain the listing of its ADSs, each representing one Ordinary Share, on Nasdaq under the ticker symbol ABCM. Following the AIM Delisting, the Company’s ADSs will remain listed, and will only be tradeable, on Nasdaq.

Information about the process to deposit Ordinary Shares for delivery of ADSs was provided in the announcement and circular published by the Company on 17 October 2022 and is also available on the Company’s website at https://corporate.abcam.com/investors/aim-delisting/.

The capitalised terms used in this announcement have the meaning set out in the announcement made by the Company at 7.00 a.m. on 17 October 2022.

Enquiries:

Abcam plc Tommy J. Thomas, CPA, Vice President, Investor Relations	+44 (0) 1223 696 000
Numis—Nominated Advisor & Joint Corporate Broker Freddie Barnfield / Duncan Monteith	+ 44 (0) 20 7260 1000
Morgan Stanley—Joint Corporate Broker Tom Perry / Luka Kezic	+ 44 (0) 20 7425 8000
FTI Consulting Ben Atwell / Julia Bradshaw / Lydia Jenkins	+ 44 (0) 20 3727 1000

About Abcam

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares are listed on the London Stock Exchange (AIM: ABC) and its American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s portfolio and ambitions, expectations surrounding the timing of the AIM Delisting, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the important factors discussed under the caption “Risk Factors” in Abcam’s Annual Report on Form 20-F for the year ended 31 December 2021, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.